UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       August 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release dated August 19, 2003

2.

Press Release dated September 2, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  September 8, 2003          Signed: /s/ Christopher Dyakowski

                                                                     Christopher Dyakowski, Director

SAN TELMO ENERGY LTD. COMMENCES DRILLING AT MCLEOD

CALGARY, AB, August 19, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF;

TSX-V: STU) today announced that it has commenced drilling of its McLeod prospect, which is located in west central Alberta along a well established gas trend. San Telmo holds a 70% working interest in the McLeod project.

San Telmo’s McLeod prospect is a medium depth opportunity targeting the

Gething formation. As the operator, San Telmo will test the formation to a target depth of 1,900 meters (6,500 feet). San Telmo's prospect is situated between two existing wells, which had initial production rates of 1.7mmcfd (million cubic feet per day) and 1.4 mmcfd respectively.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo

Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring,

developing and producing proven developed and underdeveloped reserves which offer long term value for the company. The company has 34,356,675 shares issued and outstanding and is publicly traded under the symbol "STU".

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the

"safe-harbour" provision of the Private Securities Litigation Reform Act of 1995,

regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed the content of this news release.

SAN TELMO ENERGY LTD. CORPORATE UPDATE AND FINANCING

CALGARY, AB, September 2, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V:

STU) announces that it has commenced drilling operations on its Gordondale prospect in northern Alberta over the Labor Day weekend.

San Telmo has a 73.6% working interest in the Gordondale prospect and will drill to a depth of 5,400 feet (1,650 meters). The San Telmo site is situated in an area that hosts a number of successful wells.

McLeod Prospect

Further to the previously announced drilling at San Telmo’s McLeod prospect, the company wishes to announce that it has reached a target depth of 6,425 feet (1,960 meters) at McLeod and has cased the well and is awaiting completion.

Financing

San Telmo Energy Ltd. announces a non-brokered private placement for proceeds of

US$600,000. The placement is for 857,143 units at a price of US$0.70. Each unit will consist of one common share and ½ common share purchase warrant. Each warrant will be exercisable one year from the date of closing of the private placement at a price of

US$1. The placement will be comprised of 50% flow through and 50% non-flow through units. Proceeds will be used for ongoing oil and gas exploration drilling and development and for general corporate purposes. There is no finder’s fee payable on this placement. This placement is subject to approval by the TSX Venture Exchange.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy

Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.